Gordon R. Lewis 616.752.2752 Fax 616.222.2752 glewis@wnj.com

February 7, 2007

Via EDGAR

William Thompson, Branch Chief
Adam Phippen, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Spartan Stores, Inc. Form 10-K for Fiscal Year Ended March 25, 2006 Filed May 19, 2006 File No. 031127

Dear Messrs. Thompson and Phippen:

                    We are counsel to Spartan Stores, Inc. (the "Company"). The Company acknowledges receipt of your additional comment letter dated January 30, 2007.

                    The Company is preparing a response to your letter, and is confident that it will be able to provide a satisfactory response to the Staff's questions and comments. The Company regrets, however, that it will not be able to provide a suitable response within the 10 business day period requested in your comment letter.

                    The Company expects to submit its full response on or before February 26, 2007. If this time for response will not be acceptable or if there are any further communications on this review, please direct them to me. My telephone number is (616) 752-2752, and my facsimile number is (616) 222-2752.

Very truly yours, /s/ Gordon R. Lewis Gordon R. Lewis

Warner Norcross & Judd LLP
Attorneys at Law
900 Fifth Third Center • 111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2489 • www.wnj.com